September 26, 2024

Kibum Park

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Pacaso Inc. Offering Statement on Form 1-A Filed September 9, 2024 File No. 024-12501

Mr. Park:

Please see below for responses to the Division’s letter dated September 26, 2024 regarding the above captioned matter. All questions have been addressed in Amendment No. 1 to the Offering Statement, on Form 1-A/A, filed September 26, 2024 (“Amendment”), as further herein detailed.

Offering Statement on Form 1-A

Cover Page

1. We note your disclosure on page 66 that while each share of Class A Common Stock entitles the holder to ten votes and each share of Class C Common Stock entitles the holder to one vote, “Class D Common Stock and Class B Common Stock are non-voting and shall not be entitled to vote on any company matter.” Please revise your cover page to describe any disparate voting rights between different classes of your common stock. Please also reconcile the disclosure on the cover page, which states that you are offering Class D common stock, with disclosure on page 66, which states that you are offering Class B common stock.

We have revised the cover page and the summary of the Amendment to include the requested disclosures. We have also corrected the typo on page 66 to make clear that the Company is offering Class D Common Stock.

We appreciate your time and attention in this matter. If you have any questions or comments, please reach out to Arden Anderson, Esq. at arden@crowdfundinglawyers.net.

Sincerely,

/s/ Dodson Robinette PLLC

d/b/a Crowdfunding Lawyers